Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Amazon.com, Inc. (AMZN)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Amazon.com, Inc. (AMZN)
Vote Yes: Item #22 – Report on Packaging Materials

and Opportunities to Reduce Plastic in Packaging

Annual Meeting: May 24, 2023

CONTACT: Conrad MacKerron | mack@asyousow.org

THE RESOLUTION

Shareholders request the Amazon Board issue a report, at reasonable expense and excluding proprietary information, describing how the Company could reduce its plastics use in alignment with the one-third reduction findings of the Breaking the Plastic Wave report, or other authoritative sources, to significantly reduce ocean plastic pollution.

The report should, at Board discretion:

•	Quantify the weight of total plastic packaging used by the Company;

•	Evaluate the benefits of dramatically reducing the amount of plastic used in our Company’s packaging;

•	Assess the reputational, financial, and operational risks associated with continuing to use substantial plastic packaging, while plastic pollution grows; and

•	Describe any planned reduction strategies or goals, materials redesign, transition to reusables, substitution, or reductions in our Company’s use of plastic packaging.

SUMMARY

The growing plastic pollution crisis poses increasing risks to our Company. Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce, a policy that is increasingly being enacted around the globe.1

_____________________________

1 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

2023 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic in Packaging

The authoritative study, Breaking the Plastic Wave (2020), by Pew Charitable Trusts (“Pew Report”), concluded that if all current industry and government commitments were met, ocean plastic deposition would be reduced by only 7%. Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.2

The Pew Report also finds that improved recycling must be coupled with reductions in use, materials redesign, and substitution. It concludes that plastic demand should be reduced by least one-third to cut ocean plastic pollution 80% by 2040, and that reducing plastic production is the most attractive solution from environmental, economic, and social perspectives. Countries and other major brands have committed to significant cuts in the use of virgin and single-use plastics.3

Amazon does not disclose how much plastic packaging it uses, but it is believed to be one of the largest corporate users of flexible plastic packaging which cannot be effectively recycled. A recent report by Oceana estimates that Amazon generated 599 million pounds of plastic packaging waste in 2020 and up to 23.5 million pounds of this waste entered the world’s marine ecosystems.4 Flexible packaging represents 59% of all plastic production but an outsized 80% of plastic leaking into oceans. Amazon has no goal to make all its packaging recyclable.

Amazon is falling behind its peers. Unilever, with the most significant corporate action to date, agreed to cut virgin plastic packaging by half by 2025, eliminating 100,000 tons.5 At least seventeen other public consumer goods companies including competitors Walmart and Target have virgin plastic reduction goals.6 IKEA pledged to eliminate all plastic packaging by 2028.7

Reducing Amazon’s plastic packaging and making all its packaging recyclable are necessary steps to combat the plastic pollution crisis. Our Company is overdue on taking action on this important issue.

This proposal has already received substantial support – it was supported by 35% of shares voted in 2021, and by 48.9% of overall investors and 59.3% of independent investors in 2022.

RATIONALE FOR A YES VOTE

1.	Plastic pollution is a growing risk to companies.

2.	Amazon has failed to address the concerns of nearly 50% of its investors by not providing shareholders with sufficient information on whether and how it will reduce plastic pollution, exposing the company to financial, regulatory, and reputational risk.

_____________________________

2 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

3 https://www.weforum.org/agenda/2020/10/canada-bans-single-use-plastics

4 https://oceana.org/reports/amazon-report-2021/#:~:text=Report%20%7C%20December%2C%202021&text=Oceana%20analyzed%20e%2Dcommerce%20packaging,estimate%20of%20465%20million%20pounds

5 https://www.unilever.com/news/press-and-media/press-releases/2019/unilever-announces-ambitious-new-commitments-for-a-waste-free-world/

6 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/

7 https://www.fastcompany.com/90699161/ikea-says-it-will-eliminate-plastic-packaging-by-2028#:~:text=By%202025%2C%20all%20new%20Ikea,a%20fully%20%E2%80%9Ccircular%E2%80%9D%20company

2

2023 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic in Packaging

3.	Amazon has failed to align its packaging targets with key initiatives, such as the Pew Report and the Global Commitment.

4.	Amazon lags peers in disclosure and sustainable packaging commitments.

DISCUSSION

1.	Plastic Pollution is a growing risk to companies.

Plastic pollution has grown to an international crisis with high government, media, and citizen attention. Global leaders from 193 United Nation Member States are in the process of negotiating a global treaty to end plastic pollution that could mandate legally binding plastic use reductions, recyclability, and transitions away from disposable packaging and towards reusables.8 Adoption of the agreement to negotiate a treaty was supported by a vast array of businesses and investors united in recognizing plastic pollution as a severe threat to business’ social license to operate.9 Twelve national and regional global Plastics Pacts have formed in the last few years to uphold and accelerate corporate responsibility and a circular economy for plastics.10

Plastics in oceans fatally impact more than 800 marine species and cause up to $2.5 trillion in damage annually to marine ecosystems.11 Toxins adhere to plastics consumed by marine species, and researchers are investigating whether they transfer toxins to human diets in ways that are harmful. One study estimates that between 400,000 and 1 million people die annually in developing countries from illnesses like diarrhea, malaria, and cancers caused by living near mismanaged waste and plastic pollution.12

Regulatory and policy actions on plastic pollution are growing rapidly. 170 nations have pledged to significantly reduce use of plastics by 2030 and 27 countries have banned some form of single-use plastic.13,14 Corporations could face an annual collective financial risk of approximately $100 billion should governments continue as expected to require them to cover the waste management costs of the packaging they produce.15 New laws to this effect were recently passed in Maine, Oregon, Colorado, and California.16

_____________________________

8 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

9 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

10 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

11 https://www.waste360.com/plastics/study-puts-economic-social-cost-ocean-plastic-pollution

12 https://learn.tearfund.org/-/media/learn/resources/reports/2019-tearfund-consortium-no-time-to-waste-en.pdf

13 https://www.weforum.org/agenda/2020/10/canada-bans-single-use-plastics/

14 https://www.businessinsider.com/plastic-bans-around-the-world-2019-4

15 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

16 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

3

2023 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic in Packaging

2.	Amazon has failed to address the concerns of nearly 50% of its investors by not providing shareholders with sufficient information on whether and how it will reduce plastic pollution, exposing the company to financial, regulatory, and reputational risk.

For two consecutive years Amazon has ignored the concerns of nearly a majority of its shareholders by failing to robustly evaluate opportunities for the company to reduce use of plastic and associated risks. Amazon’s substantial and growing use of plastic packaging exposes the company to increased financial, regulatory, and reputational risk.

Despite a strong demonstration of concern by investors, Amazon has not taken basic corporate accountability and sustainability actions, including disclosing the overall amount of plastic used across its platform and committing to substantial cuts in virgin or overall plastic use. Following the filing of this shareholder resolution, Amazon released some plastic tonnage use data for the first time. However, the 97,222 metric tons of single-use plastic packaging disclosed represents only a portion of sales - those packaged in Amazon owned and operated fulfillment centers - and excludes all sales packaged by third-party fulfillment centers. It is estimated that nearly 60% of Amazon sales are packaged through third-party fulfillment centers, leaving investors in the dark about the amount of plastic packaging used across the Amazon platform.17

Similarly, in its opposition statement, Amazon says it has “...helped reduce the weight of the packaging per shipment by 38% and eliminated the use of more than 1.5 million tons of packaging materials since 2015...” yet provides no data on the average weight of packaging over time to allow for validation of these statements. Further, Amazon claims that, “In 2021, we reduced average plastic packaging weight per shipment by over 7%, resulting in 97,222 metric tons of single-use plastic being used across our global operations network to ship orders to customers,” without ever releasing any earlier plastic-use data to confirm that this 2021 figure is indeed 7% lower.

Amazon is believed to be one of the largest corporate users of flexible plastic packaging due to its use of plastic e-commerce mailers, which generally cannot be recycled. Amazon’s incorporation of recycled content in its plastic mailers is a step in the right direction, but absent of recyclability the mailers are destined for landfill where they may escape into the environment. A 2021 report by the non-profit group Oceana estimated that Amazon generated 599 million pounds, nearly 300,000 tons, of e-commerce plastic packaging across its platform in 2020, and that about 24 million pounds had escaped into waterways.18 In response, the company issued a statement saying Oceana overestimated its plastics use by more than 300% and used outdated assumptions about the sources of plastic waste entering oceans. However, the company‘s failure to provide an alternative figure for the total plastic packaging use across its platform, not solely in Amazon owned and operated fulfillment centers, leaves this research as the best available.

Hence this proposal asks the company to describe how it could reduce total plastics use in alignment with the one third reduction findings of the Pew Report, to disclose the amount of plastic packaging it uses across its platform, to evaluate the benefits of a reduction in plastic use, and to share any planned reduction strategies or goals.

_____________________________

17 https://duckduckgo.com/?t=ffab&q=what+percentage+of+Amazon%27s+sales+are+3rd+party+sales&ia=web

18 https://oceana.org/a /amazon-report-2021/

4

2023 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic in Packaging

3.	Amazon has failed to align its packaging targets with key initiatives, such as the Pew Report and the Global Commitment.

The groundbreaking study by The Pew Charitable Trusts and Sytemiq, Breaking the Plastic Wave (“Pew Report”), concludes that the reduction of plastic waste – largely through reuse, redesign, and improved recycling – is the most viable solution from environmental, economic, and social perspectives. Without immediate and sustained new commitments across the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.19

The watershed Pew Report states that all corporate commitments to date are insufficient to tackle ocean plastic pollution and that all corporations must reduce their virgin plastic use by one-third, design packaging to be recyclable, and replace single-use packaging with package-free or reusable alternatives where possible. Amazon has made steps in the right direction towards improved packaging recyclability and plastic reduction but has yet to conduct an assessment to identify opportunities to make 100% of its packaging recyclable, disclose the total amount of plastic packaging used across the platform in order to set an absolute plastic reduction goal, nor begin to publicly explore reusable packaging.

Amazon is notably absent from participating in the largest pre-competitive corporate movement to address plastic pollution, the Ellen MacArthur Foundation New Plastics Economy Global Commitment (Global Commitment). More than 200 participating companies have adopted goals in a variety of specially targeted categories to drastically stem plastic flows into the ocean by 2025, including significant efforts to take action on the Pew Report recommendations (reduce plastic use, make all packaging recyclable, and transition to reusable and refillable formats).20 Amazon is not a member of the Global Commitment, nor has it set goals to make its plastic packaging recyclable, reusable, or compostable or reduce virgin plastic use.

4.	Amazon lags peers in disclosure and sustainable packaging commitments.

Leading retailers and consumer goods companies have not only disclosed their total use of plastic but have made commitments to reduce their overall use of plastic packaging. Unilever agreed to cut all plastic packaging use by 100,000 tons (including 350,000 tons reduction in virgin plastic) by 2025. Nestle agreed to reduce use of virgin plastic by 33% by 2020 (550,000 tons). Target and Keurig Dr. Pepper agreed to reduce virgin plastic in brand packaging by 20%, Walmart agreed to a 15% cut; Mondelez agreed to cut 5% — all by 2025; and PepsiCo agreed to a 20% cut by 2030.21, 22, 23, 24, 25 Cumulatively, the reduction in use of virgin plastic announced by these five brands is expected to total more than 700,000 tons. Amazon lags in its commitments, as it has no goal to make overall cuts in plastic packaging nor make all packaging recyclable.

_____________________________

19 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

20 https://emf.thirdlight.com/link/f6oxost9xeso-nsjoqe/@/#id=2

21 https://www.asyousow.org/press-releases/2021/6/22/target-commits-plastic-reduction-goal

22 https://www.asyousow.org/press-releases/2021/4/12/after-dialogue-with-as-you-sow-keurig-dr-pepper-agrees-to-20-cut-in-virgin-plastic-use

23 https://www.asyousow.org/press-releases/2021/10/6/walmart-commits-plastic-reduction-goal

24 https://www.asyousow.org/press-releases/2021/3/9/mondelez-pepsico-cut-virgin-plastic

25 https://www.asyousow.org/press-releases/2021/9/16/pepsico-commits-plastic-reduction-goal

5

2023 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic in Packaging

The company is a major global user of plastic packaging but has not taken basic accountability and sustainability actions related to plastic packaging use. Only after the filing of this shareholder resolution did Amazon report on a fraction of its baseline plastic use, as discussed above. At least 60 other large consumer goods companies and retailers, including competitors Walmart and Target have disclosed how much plastic they use, are committed to make plastic packaging recyclable, reusable or compostable, and have set goals for reducing use of plastic packaging.26 It will be increasingly difficult for Amazon to claim leadership on sustainability if it does not disclose essential baseline data and pursue innovative solutions to dramatically reduce single-use plastics.

RESPONSE TO AMAZON.COM’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its opposition statement, the company states having made several one-off packaging improvements with claims of resultant reductions in plastic packaging use. However, Amazon has a multi-year dearth of publicly available packaging data, including the total tonnage of plastic packaging used across the company’s platform, thereby preventing investors and stakeholders from evaluating if Amazon’s actions to-date have made meaningful progress towards the one-third plastic reduction recommended in the Pew Report.

Following the filing of this shareholder resolution, Amazon released some plastic tonnage use data for the first time. However, the company disclosed only the tonnage of plastic packaging used in Amazon owned and operated fulfillment centers and excluded all packaging used by third-party fulfillment centers. It is estimated that nearly 60% of Amazon sales occur through third-party fulfillment centers, leaving investors in the dark about the amount of plastic packaging used across its platform.27

For Amazon’s stated packaging-reduction actions to be holistically evaluated, the company must commit to greater data disclosure, including the total plastic packaging used across its platform.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #22. This proposal received the support of 48.7% of shares voted in 2022. Increasing use of plastic packaging needlessly exposes our company to financial and reputational risk which may include harm to human health and the environment, financial penalties, regulatory action, reputational damage, and clean-up costs that could adversely impact shareholder value. Amazon is a major user of plastic packaging but has not adequately disclosed how much plastic it uses across its platform, nor committed to specific numeric cuts in overall plastic use. Direct competitors Target and Walmart have committed publicly to specific cuts in use of virgin plastic packaging by 2025. Amazon has not.

_____________________________

26 https://ellenmacarthurfoundation.org/global-commitment-2021/signatory-reports

27 https://duckduckgo.com/?t=ffab&q=what+percentage+of+Amazon%27s+sales+are+3rd+party+sales&ia=web

6

2023 Proxy Memo Amazon.com | Shareholder Proposal on Reducing Use of Plastic in Packaging

Shareholders will benefit by being able to clearly assess the company’s policies and practices versus peers if Amazon agrees to report on its plastic footprint throughout its platform and adopts traceable commitment to reduce the amount of plastic used for packaging globally.

For questions, please contact Conrad MacKerron, As You Sow, mack@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

7